UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


 (Check One): |X| Form 10-KSB  |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
              |_| Form 10-D    |_| Form N-SAR  |_| Form N-CSR
              For Period Ended: June 30, 2006

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ____________________________


PART I - REGISTRANT INFORMATION


AquaCell Technologies, Inc.
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Full Name of Registrant


10410 Trademark Street
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Address of Principal Executive Office (Street and Number)


Rancho Cucamonga, CA 91730
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

     :(a) The reason described in reasonable detail in Part III of this form
     :    could not be eliminated without unreasonable effort or expense;
     :(b) The subject annual report, semi-annual report, transition report on
     :    Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     :    portion thereof, will be filed on or before the fifteenth calendar day
 [X] :    following the prescribed due date; or the subject quarterly report or
     :    transition report on Form 10-Q or subject distribution report on
     :    Form 10-D, or portion thereof, will be filed on or before the fifth
     :    calendar day following the prescribed due date; and
     :(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     :    has been attached if applicable.


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PART III - NARRATIVE

The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required audit of the Company's financial statements on a consolidated basis, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gary S. Wolff         (909)              987-0456
          -------------      -----------      ------------------
             (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).   Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    Yes [X]    No [ ]

    During the third quarter of the fiscal year ended June 30, 2006, the Company disposed of its Aquacell Water, Inc. subsidiary through a distribution of common shares to its stockholders. Consequently, the operations of Aquacell Water, Inc. have been reflected as discontinued operations for the year ended June 30, 2006 and the revenues for the year ended June 30, 2005 have been reclassified to conform to the current period presentation.

    For the year ended June 30, 2005, the registrant had revenues of approximately $216,000 and a net loss of approximately $3,888,000, which included loss from discontinued operations of $471,000. For the year ended June 30, 2006, the registrant currently estimates that it had revenues of approximately $203,000 and a net loss of approximately $4,600,000, which includes loss from discontinued operations of $1,401,000. Results for the 2006 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                          AQUACELL TECHNOLOGIES, INC.
                --------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 28, 2006               By: /s/ Gary S. Wolff
                                          ---------------------------------
                                               Gary S. Wolff
                                               Chief Financial Officer